Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Greenbacker Renewable Energy Company LLC:

We consent to the use of our report dated March 20, 2015, with respect to the consolidated statements of assets and liabilities of Greenbacker Renewable Energy Company LLC and subsidiary as of December 31, 2014 and 2013, and the related consolidated statements of operations and cash flows for the period from commencement of operations (April 25, 2014) through December 31, 2014, and the consolidated statement of changes in net assets for the year ended December 31, 2014 and for the period from inception (August 5, 2013) through December 31, 2013, incorporated herein by reference and to the reference to our firm under the heading "Experts" in the prospectus.

/s/ KPMG LLP

New York, New York

April 8, 2015